SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 903, dated August 11, 2021.

CERTIFICATE

MINUTES OF THE 903rd MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/

It is hereby certified, for all due purposes, that the 903rd meeting of the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras (“Company” or “Eletrobras”) was held at 5:04 pm on August, 11, 2021, with a record of work closing at 7:03 pm. The meeting took place via videoconference in a remote environment - Cisco WEBEX Meetings. The Board member RUY FLAKS SCHNEIDER (RFS) assumed the chair remotely. The Board Members RODRIGO LIMP NASCIMENTO (RLN), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), ARMANDO CASADO DE ARAÚJO (ACA), JERÔNIMO ANTUNES (JEA), MARCELO DE SIQUEIRA FREITAS (MSF), ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) and CARLOS EDUARDO RODRIGUES PEREIRA (CRP) remotely participated in the meeting. Board Member FELIPE VILLELA DIAS (FVD) cast his vote by correspondence, pursuant to item 8.6.1.1 of the Internal Regulations. There was no record of absence from the conclave. The meeting was also attended by the Secretary of Governance BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). DECISION: DEL-164, of 08.11.2021. Authorization to file Eletrobras' interim financial statements for the period ended June 30, 2021. RES-521, dated 08.11.2021. The Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras, in the exercise of its attributions, embodied in a decision of the Executive Board, in the favorable opinion expressed by the Audit and Statutory Risks Committee – CAE at the 203rd meeting held on 08.11.2021, in the material of support and in the documents below, RESOLVED: Executive Board Resolution No. 521, dated 08.11.2021; Report to the Executive Board DF-055, dated 08.11.2021; Executive Summary DFC s/n, of 08.11.2021; Independent auditors' opinion - PWC for the period ended June 30, 2021, dated 08.11.2021; 1. Authorize the filing of Eletrobras' interim financial statements for the period ended June 30, 2021, approved by the Eletrobras Executive Board through RES-521, of August 11, 2021; 2. Determine the Financial and Investor Relations Department, through the Accounting Superintendence - DFC and the Investor Relations Superintendence - DFR, the Board of Directors' Governance Secretariat - CAAS and the General Secretariat - PRGS, each in its scope of action, adopt the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity, including the calculation of the favorable vote issued in writing by the FVD Board Member. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Directors of Eletrobras.

Rio de Janeiro, August 16, 2021.

BRUNO KLAPPER LOPES

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.